UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGE

TSX: DII.B, DII.A

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS SOLID FIRST QUARTER 2007 RESULTS

•

Juvenile sales and operations from earnings increase

•

RTA furniture operations continue to improve

•

Recreational/Leisure has strong sales quarter

Montreal, May 2, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A) today released results for the first quarter ended March 31, 2007. Revenue for the period was US$455.7 million, up slightly from US$451.0 million last year.  Net income for the first quarter was US$27.9 million or US$0.85 per diluted share compared with US$24.2 million or US$0.74 per diluted share in 2006.  As announced earlier this year, Dorel Europe is implementing significant operational changes related to its production facility in Italy and a similar initiative is in progress regarding facilities located in France.  As such, first quarter 2007 results include pre-tax restructuring costs of US$2.1 million. After tax, this represents US$1.4 million or US$0.04 per diluted share. Therefore, adjusted net income for the first quarter, excluding all restructuring costs in both years, was US$29.3 million or US$0.89 per diluted share, versus US$24.5 million, or US$0.75 per diluted share in 2006. This represents an increase in net income of 19.7%.

Included in the 2007 adjusted net income of US$29.3 million, or US$0.89 per diluted share, is a non-cash income tax recovery of US$2.7 million or US$0.08 cents per share. Based on lower tax rates expected to apply in future periods in one of the Company’s tax jurisdictions, the amount recovered represents the impact of this rate reduction.

The Company is including adjusted earnings figures in this press release that are considered non- GAAP financial measures, as it believes this permits more meaningful comparisons of its core business performance between the periods presented. Therefore the terms “adjusted earnings from operations”, “adjusted gross margin”, “adjusted net income” and “adjusted diluted earnings per share” should be considered as non-GAAP measures. Where applicable, the following segmented results exclude restructuring costs and use the term “adjusted” when describing these  results. A reconciliation of adjusted earnings to GAAP earnings is attached to the end of this press release.

“The positive first quarter at several of our divisions demonstrates that our efforts in 2006 are paying off. Dorel Europe had its best quarter ever with record sales and earnings. Ameriwood posted earnings gains over last year on similar sales levels as things are moving in the right direction. Board prices have stabilized; the domestic plants are now better run with scrap levels down, board yield up and inventories remaining stable. Pacific Cycle domestic sales increased by almost nine percent over last year, driven by both bicycle sales and related products such as bike trailers,” commented Dorel President and CEO, Martin Schwartz.

Juvenile Segment

First quarter Juvenile revenue was up 4.1%, or US$9.6 million, to US$245.2 million compared to US$235.6 million during the same period a year ago.  Adjusted earnings from operations increased 14% during the first quarter to US$34.0 million from US$29.8 million last year. The revenue increase was led by strong sales in Europe where revenues were up by 14% in Euro terms. The stronger Euro in the first quarter of 2007 was also a contributor to revenue growth, increasing the growth percentage to 24% for Europe as a whole.  These gains came from increased sales of car seats and strollers, mainly in Germany and the United Kingdom.

Offsetting this strong performance was a revenue decline in North America of 12%, as sales to mass merchant customers in the United States were down from last year’s first quarter levels. The lower sales levels were near plan, as last year’s strong first quarter results were not expected to be repeated.  This level of decline should not continue and expectations are that North American revenues should stabilize for the balance of the year.  Despite the lower sales volumes, gross margins improved by 60 basis points over last year.

Dorel Distribution Canada continued its sales growth with its expanded product lines, most notably as it now sells and services Pacific Cycle’s product offerings in Canada.  At the end February 2007, Dorel acquired a 55% interest IGC (Australia) Pty Ltd, based in Melbourne, Australia.  Renamed IGC Dorel Pty Ltd, one month revenue included in 2007 results was US$2.4 million and this division was a contributor to earnings.

Home Furnishings Segment

Home Furnishings revenue was down 8.4% to US$122.6 million from US$133.7 million during the first quarter a year ago. The majority of this decline was at the Dorel Asia division. Approximately one half was due to certain customers switching to a commission structure whereby, the revenue recognized by Dorel represents only the commission earned as opposed to the entire sale. Despite the lower revenues, Dorel Asia earnings were only slightly lower than the prior year. For the entire segment, earnings from operations decreased to US$2.4 million from US$4.6 million last year. Compared to last year’s adjusted earnings from operations of US$5.1 million that excludes US$0.5 million related to last year’s Ameriwood restructuring, the earnings decline was 52.4%.

First quarter improvements at Ameriwood resulted in an adjusted gross margin improvement of 310 basis points over 2006. Sales of RTA furniture at Ameriwood were close to the levels recorded during the first quarter of 2006 and the division was slightly profitable. Particle board prices have stabilized and are expected to remain at these levels through 2007.

Despite slightly higher sales levels, Cosco Home & Office earnings were hampered by a less profitable mix of sales, higher inventory levels and related carrying costs, and higher legal fees. These fees are due to its ongoing claim against a major international law firm for its failure to timely file a request for an administrative review of duties imposed on the Company by the United States Department of Commerce.  Positives in the quarter include a number of new ladder and step stool items being secured with a major retailer for 2007. Also doing well are articulating ladders, and Cosco Home & Office has displaced a major competitor in the DIY space for this business.

First quarter sales at Dorel Home Products (DHP) were down in the first two months of the year and as a result, gross margins were negatively impacted as the ensuing low production levels and poor overhead absorption, severely hampered margins. Both sales and earnings rebounded in March and this trend is expected to extend into the second quarter. The focus at Dorel Home Products is on adding new customers and offering additional items.  The balance of the year is expected to stabilize in futons with new designs being offered and additional items introduced.

At Dorel Asia, new customers were added during the first quarter, mainly among major and club format retailers. New juvenile products including a wooden bunk bed and upholstered items, such as home theatre seating groups, have been introduced. The rest of 2007 will see more of the same with a continued broadening of Dorel Asia’s product range and customer base.

Recreational/Leisure Segment

First quarter Recreational/Leisure revenue increased 7.6% to US$87.9 million compared to last year’s US$81.7 million. Earnings from operations were down 2.8% to US$7.2 million from US$7.4 million. The decline in gross margins and earnings in the quarter were the result of a decrease in international licensing income. This decline offset the additional margin dollars generated on domestic sales in the U.S.

Last year’s modest decline in bicycle sales was reversed during the first quarter as Pacific’s main customers experienced strong sell-through. Sales to the independent bicycle dealer network were solid, with same store sales up. The InStep brand also had a good first quarter with its trailers and strollers. First shipments of the new Schwinn electric bike were made during the quarter. The potential for this model is anticipated to be particularly strong in Europe. Playsafe swing sets continue to sell well with major retailers and the brand is picking up market share in its second year. Sales of gas-powered motor scooters were stable.

Added to Pacific’s line-up this year is the electric ride-on toy business, transferred from DJG USA. With Pacific’s well-entrenched recreational distribution channel and a specific team dedicated to the ride-ons, strong growth is projected. Note that the comparative quarter revenue and earnings figures have been restated to reflect the inclusion of the sales of these items that were sold by DJG USA in the prior year. As such, 2006 revenues are US$4.5 million higher than previously reported and earnings have been increased by US$0.4 million. These same amounts have been reduced from the Juvenile segment comparative figures as presented in this press release and all related continuous disclosure documents.

Tax rate

The Company’s effective tax rate in the first quarter of 2007 was 5.4% compared to 18.1% in 2006. However, 2007 includes the US$2.7 million tax recovery explained above.  Excluding this recovery, the Company’s tax rate would have been 14.4%. This rate is in line with current revised expectations for the Company’s annual tax rate now expected to be from 14% to 18%.

Outlook

“Product development has been a keen focus throughout Dorel’s various businesses. The past several months have seen intense activity in all three segments and the benefits of these efforts will be felt as early as the third quarter. Our Quinny line, a premier lifestyle brand that has been highly successful in Europe, is being introduced in the United States over the next few months and completely redesigned and revamped Safety 1st packaging and products will be launched later this year. Dorel Europe has consistently demonstrated its innovative skills through a rigorous campaign of product launches. The revolutionary Axiss, a high quality car seat featuring a height-adjustable head-rest and a rotating mechanism to facilitate placement of the child, was introduced to the market in March. Reaction has been excellent. Pacific Cycle is widening its product platforms with additional recreational items in the fish and game and back-yard categories, as well as a new line later this year of electric assist motor products for commercial and residential applications.  There has been solid progress at Ameriwood and the recently announced closure of one of our largest competitors should provide opportunities going forward,” concluded Mr. Schwartz.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today, May 2, 2007 at 2:00 P.M. Eastern Time. Interested parties can join the call by dialling 1-800-590-1817. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21228378# on your phone. This tape recording will be available on Wednesday, May 2, 2007 as of 4:00 P.M. until 11:59 P.M. on Wednesday, May 9, 2007.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR  websites.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of IGC Dorel Pty Ltd, a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	as at March 31, 2007	as at December 30, 2006
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 18,510	$ 25,925
Accounts receivable	316,880	294,731
Income taxes receivable	8,917	8,264
Inventories	324,285	326,540
Prepaid expenses	11,171	9,652
Future income taxes	30,778	29,046
	710,541	694,158

PROPERTY, PLANT AND EQUIPMENT	141,772	142,002
GOODWILL	504,875	501,356
INTANGIBLE ASSETS	262,772	261,966
OTHER ASSETS	27,631	27,924
	$ 1,647,591	$ 1,627,406

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 5,415	$ 3,733
Accounts payable and accrued liabilities	295,815	326,915
Income taxes payable	13,451	10,742
Dividends payable	4,177	-
Balance of sale payable	594	605
Current portion of long-term debt	62,722	7,832
	$ 382,174	$ 349,827

LONG-TERM DEBT	320,870	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,803	20,370
FUTURE INCOME TAXES	73,103	74,833
OTHER LONG-TERM LIABILITIES	8,342	7,719

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	177,271	162,555
CONTRIBUTED SURPLUS	6,885	6,061
RETAINED EARNINGS	590,782	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	67,361	63,886
	842,299	799,522

	$ 1,647,591	$ 1,627,406

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Three months ended

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

Sales	$ 450,159	$ 444,891

Licensing and commission income	5,510	6,133

TOTAL REVENUE	455,669	451,024

EXPENSES
Cost of sales	344,502	349,916
Selling, general and administrative expenses	60,819	52,450
Depreciation and amortization	9,544	8,926
Research and development costs	2,608	2,281
Restructuring costs	2,126	-
Interest on long-term debt	6,548	7,774
Other interest	-	143
	426,147	421,490

Income before income taxes	29,522	29,534

Income taxes	1,583	5,353

NET INCOME	$ 27,939	$ 24,181

EARNINGS PER SHARE:
Basic	$0.85	$0.74
Diluted	$0.85	$0.74

SHARES OUTSTANDING:
Basic – weighted average	32,951,162	32,859,217
Diluted – weighted average	32,990,690	32,859,694

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Three months ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 27,939	$ 24,181
Items not involving cash:
Depreciation and amortization	9,544	8,926
Amortization of deferred financing costs	42	398
Future income taxes	(3,198)	1,352
Restructuring activities	2,114	-
Stock based compensation	824	617
Pension and post-retirement defined benefit plan	750	605
Loss (gain) on disposal of property, plant and equipment	(9)	31
	38,006	36,110

Changes in non-cash balances related to operations:
Accounts receivable	(18,688)	(9,135)
Inventories	8,531	324
Prepaid expenses	(1,715)	(1,357)
Accounts payable, accruals and other liabilities	(35,968)	(13,018)
Income taxes	1,599	(1,472)
	(46,241)	(24,658)

CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(8,235)	11,452

FINANCING ACTIVITIES
Bank indebtedness	1,297	(1,705)
Long-term debt	(6,584)	8,843
Issuance of capital stock	14,698	17
CASH PROVIDED BY FINANCING ACTIVITIES	9,411	7,155

INVESTING ACTIVITIES
Acquisition of subsidiary companies	(2,170)	(4,946)
Additions to property, plant and equipment - net	(4,167)	(3,471)
Deferred development costs	(2,317)	(1,843)
Funds held by ceding insurer	-	(25)
Intangible assets	(118)	(1,525)
CASH USED IN INVESTING ACTIVITIES	(8,772)	(11,810)

Effect of exchange rate changes on cash	181	41

NET (DECREASE) INCREASE IN CASH	(7,415)	6,838

Cash and cash equivalents, beginning of period	25,925	12,345

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 18,510	$ 19,183

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Three months ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 567,020	$ 478,155

Net income	27,939	24,181
Common dividends	(4,177)	-

BALANCE, END OF PERIOD	$ 590,782	$ 502,336

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

Three months ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)

NET INCOME	$ 27,939	$ 24,181
OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil	3,475	7,407

COMPREHENSIVE INCOME	$ 31,414	$ 31,588

DOREL INDUSTRIES INC.

SEGMENTED INFORMATION

FOR THE THREE MONTHS ENDED MARCH 31 (Unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational/Leisure
	2007	2006	2007	2006	2007	2006	2007	2006

Total Revenue	$ 455,669	$ 451,024	$ 245,227	$235,623	$122,553	$133,727	$ 87,889	$ 81,674
Cost of sales	344,502	349,916	167,088	168,027	106,595	116,993	70,819	64,896
Selling, general and administrative	55,382	48,037	34,795	29,239	11,251	9,711	9,336	9,087
Depreciation and amortization	9,523	8,905	7,410	7,001	1,606	1,649	507	255
Research and development costs	2,608	2,281	1,918	1,511	690	770	-	-
Restructuring costs	2,126	-	2,126	-	-	-	-	-
Earnings from Operations	41,528	41,885	$ 31,890	$ 29,845	$ 2,411	$ 4,604	$ 7,227	$ 7,436
Interest	6,548	7,917
Corporate expenses	5,458	4,434
Income taxes	1,583	5,353

Net income	$ 27,939	$ 24,181

Earnings per Share
Basic	$0.85	$0.74
Diluted	$0.85	$0.74

Reconciliation to non-GAAP financial measures

Earnings from Operations as above	$ 41,528	$ 41,885	$ 31,890	$ 29,845	$ 2,411	$ 4,604	$ 7,227	$ 7,436
Restructuring costs	2,126	-	2,126	-	-	-	-	-
Restructuring costs in cost of sales	-	464	-	-	-	464	-	-
Adjusted earnings from Operations	43,654	42,349	$ 34,016	$ 29,845	$ 2,411	$ 5,068	$ 7,227	$ 7,436
Interest	6,548	7,917
Corporate expenses	5,458	4,434
Income taxes - as above	1,583	5,353
Income taxes on restructuring costs	749	162
Adjusted Net income	$ 29,316	$ 24,483

Adjusted Earnings per Share
Basic	$0.89	$0.75
Diluted	$0.89	$0.75

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

May 2, 2007